Exhibit 99.1

Update on Status under Holding Foreign Companies Accountable Act

Hong Kong, Shanghai & Florham Park, NJ — Friday, March 11, 2022: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM; SEHK:13) would like to provide an update on its status under the Holding Foreign Companies Accountable Act (the “Act”).

On March 8, 2022, as expected in its implementation of the Act, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer, following the Company's filing of its annual report on Form 20-F with the SEC on March 3, 2022. The SEC estimated that 273 registrants might be identified under the Act as part of its review of registrants in calendar year 2020. We anticipate that other similarly situated U.S.-listed companies with operations in Hong Kong and other parts of China will be added once they file their annual reports with the SEC.

The Act is part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, and the preparation of such list is provided for in the Act and the SEC’s implementing rules.  The Act requires the SEC to prohibit the securities of any “covered issuer,” including the Company, from being traded on any of the U.S. securities exchanges, including the Nasdaq Stock Market, if the auditor of the covered issuer's financial statements is not subject to inspection by the U.S. Public Company Accounting Oversight Board (“PCAOB”) for three consecutive years, beginning in 2021. Under the current terms of the Act, the Company's American depositary shares will be delisted from the Nasdaq Stock Market in early 2024, unless the Act is amended to exclude the Company or the PCAOB is able to conduct a full inspection of the Company's auditor during the required timeframe. In addition, legislation is being considered in the United States to shorten the number of non-inspection years from three years to two.

The Company's American depositary shares, each of which represents five ordinary shares, trade on the Nasdaq Global Select Market and its ordinary shares are admitted for trading on the AIM market. In addition, on June 30, 2021, the Company completed a primary listing of its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“HKEX”) under the stock code “0013”. The shares listed on HKEX and AIM are fully fungible with the shares represented by the Company’s American depositary shares.

The Company will continue to monitor market developments and evaluate all strategic options.

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM; HKEX: 13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has more than 4,600 personnel across all its companies, at the center of which is a team of about 1,500 in oncology/immunology. Since inception it has advanced 12 cancer drug candidates from in-house discovery into clinical studies around the world, with its first three oncology drugs now approved and marketed in China. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, unexpected regulatory actions or delays or government regulation generally, including, among others, the risk that HUTCHMED’s American depositary shares could be barred from trading in the United States as a result of the Holding Foreign Companies Accountable Act and the rules promulgated thereunder and the risk that such Act could be amended to shorten the number of non-inspection years from three years to two years; the risk that the prices of the Company’s securities could be adversely affected if they cease to trade on any particular market or are subject to trading interruptions or if investors must take steps to migrate their shares from Nasdaq to the AIM market or HKEX in order to trade such securities; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates and uncertainties regarding the impact of the COVID-19 pandemic. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AIM and with HKEX. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Zhou Yi, Brunswick	+852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500